June 6, 2019

Serge Saxonov
Chief Executive Officer
10x Genomics, Inc.
7068 Koll Center Parkway, Suite 401
Pleasonton, California 94566

       Re: 10x Genomics, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 10, 2019
           CIK No. 0001770787

Dear Dr. Saxonov:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted May 10, 2019

Prospectus Summary, page 1

1. Please revise the summary to more prominently highlight the risks regarding the litigation mentioned on pages 42 - 48. For example, if substantially all of your products have been found to infringe another entity's patents and you could be enjoined from selling the products, please highlight this issue clearly and directly in a prominent section of your prospectus summary.
2. Please tell us whether you commissioned any of the third-party data included in your registration statement. Also, revise the disclosure on page 5 to identify the industry sources that estimated a total market opportunity as approximately $13 billion.
 Serge Saxonov
10x Genomics, Inc.
June 6, 2019
Page 2
3. Please tell us whether the articles that you mention in your prospectus or any studies or users have identified any material disadvantages of your products. Implications of being an emerging growth company, page 6

4. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our failure to effectively manage product transitions, page 16

5. Please disclose, if material, the amount of your Gel beads in EMulsion microfluidic chips and associated consumables you currently hold in inventory.
We are dependent on single source..., page 23

6. Please reconcile your disclosure here regarding not having long-term contracts with suppliers with your disclosure on page 87 regarding supplier agreements with minimum annual purchase requirements. Please also tell us when your agreement with the contract manufacturer mentioned on page F-9 ends, assuming no party exercises its rights for early termination.
Significant U.K. or European developments..., page 34

7. Please clarify the extent of your business affected by this risk. We are involved in lawsuits..., page 46

8. Please clarify the portion of your products affected by the patents that are the subject of the lawuits.
Risks related to this offering and ownership of our Class A common stock, page
50

9. Please tell us the extent to which you can issue additional Class B common stock after this offering.
Delaware law and provisions in our amended and restated certificate of incorporation, page 56

10.      Please reconcile your disclosure here and on pages 152-153.
11. We note your disclosure on page 57 suggesting that Class B common stock might represent more than a majority of the combined voting power of your common stock.
FirstName LastNameSerge Saxonov be a controlled company under applicable exchange listing
       Please tell us whether you may
Comapany Name10x Genomics, Inc.you will use related exemptions to governance rules under standards, and, if so, whether
June 6,those standards.
        2019 Page 2
FirstName LastName
 Serge Saxonov
FirstName LastNameSerge Saxonov
10x Genomics, Inc.
Comapany Name10x Genomics, Inc.
June 6, 2019
June 6, 2019 Page 3
Page 3
FirstName LastName
Use of Proceeds, page 61

12. Please tell us the status of negotiations to acquire business, products or technologies. Also provide us your analysis of whether this information must be disclosed in your prospectus.
Recurring consumable revenue, page 76

13. Please disclose the extent of revenue from halo users during the periods presented. Also, clarify the nature of the third-party logistics providers that you mention in the next subsection.
Revenue, page 82

14. We note your disclosure that instrument revenue increased by 49% while the number of instruments sold increased 74%. If revenue per instrument is decreasing, please discuss the cause of the decrease. Also, please clarify the nature and effect of new products introduced in 2018; we note your disclosure on page 77.
15. Please tell us whether any of your products or consumables contribute disproportionately to your revenue. Also tell us whether the relative contribution of
         each product to revenue has changed materially during the periods presented.
Silicon Valley Bank Loan and Security Agreement, page 85

16. Please revise the disclosure in the last paragraph on page 85 to disclose the required minimum revenue and the periods of time.
Common Stock Valuation, page 90

17. Please reconcile your disclosure on page 90 that the valuation was prepared by a third-
         party valuation firm with your disclosure at the top of page 91 suggesting that the third party-valuation firm's results were not the only factor used to determine the fair value.
         For guidance, see the Division of Corporation Finance's Securities Act Rules Compliance
         and Disclosure Interpretation 233.02 available on the Commission's website.
Our competitive strengths, page 100

18. Please provide us support for your statement of leadership. Our Chromium Platform, page 104

19. Please clarify your role in the studies mentioned in the penultimate paragraph on page 111 and in the first sentence on page 114.
 Serge Saxonov
FirstName LastNameSerge Saxonov
10x Genomics, Inc.
Comapany Name10x Genomics, Inc.
June 6, 2019
June 6, 2019 Page 4
Page 4
FirstName LastName
Key GemCode advantages, page 106

20. Please tell us whether the percentages that you disclose in this section are typical for all of your products.
Single Cell Gene Expression, page 106

21. We note your reference to compatible third-party sequencers. Please tell us what portion of available third-party sequencers are compatible with each of your products.
22. Please clarify your material obligations under the partnership with Human Cell Atlas, whether your competitors also have similar partnerships with Human Cell Atlas, and when your partnership ends or could be terminated.
Intellectual Property, page 121

23. Please revise the disclosure in the fourth paragraph of this section about "a low double-
         digit percentage of revenue" to provide more specific information.
24. Please disclose when your patents and licenses expire. Also, disclose material field and territory restrictions.
Certain Relationships and related party transactions, page 143

25. Please identify the related persons that had or will have a direct or indirect material interest in the transactions that you mention in the second and third paragraph on page
         144.
Conversion of Class B Common Stock, page 151

26. You state that the shares of Class B common stock will automatically convert into shares of Class A common stock upon sale or transfer "other than with respect to certain estate planning transfers and transfers between [y]our co-founders." Please clarify the scope of this exception. Explain the circumstances under which estate planning transfers may occur without automatic conversion of the shares and the parties to whom the shares may be transferred, including whether shares of one co-founder may be transferred upon death or total disability to another co-founder without conversion. Underwriting, page 164

27. We note your disclosure in the third paragraph of this section about changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.
 Serge Saxonov
FirstName LastNameSerge Saxonov
10x Genomics, Inc.
Comapany Name10x Genomics, Inc.
June 6, 2019
June 6, 2019 Page 5
Page 5
FirstName LastName
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Recently Adopted Accounting Pronouncements, page F-14

28. We note you are using the extended transition period for complying with new or revised financial accounting standards. Given that Section 107(b)(2) of the JOBS Act requires compliance with the transition provisions for all new or revised accounting standards in the same manner, to eliminate investor confusion, if you are early adopting certain standards based on transition guidance permitted under that standard, please revise your disclosures to so indicate. In this regard, revise to disclose that you early adopted ASU
         No. 2017-01 during your fiscal year ended December 31, 2018.
Note 3 - Asset Acquisitions, page F-16

29. Please explain to us how the Epinomics and Spatial asset acquisitions met the screen test described on page F-14, including how you determined that substantially all of the fair value of the gross assets acquired in each acquisition is concentrated in a single identifiable asset or group of similar identifiable assets.
30. Please explain how you determined that $22.2 million and $36.9 million of acquired assets in the Epinomics and Spatial asset acquisitions, respectively, have no alternative future use and should be expensed as IPR&D. Refer to ASC 730-10-25-2c.
31. Please tell us how you determined Epinomics and Spatial did not meet the definition of a business under Rule 11-01(d) of Regulation S-X and how you considered Rule 3-05 of
         Regulation S-X in regard to these acquisitions.
Note 7 - Commitment and Contingencies
Litigation, page F-24

32. We note your policy for contingent liabilities on page F-11 and the lawsuits and proceedings described here. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.
Note 9. Equity Incentive Plans, page F-29

33. We note that the weighted average exercise price of options issued during 2018 is significantly less than the $9.57 and $12.73 per share price of Series D and D-1
         Convertible Preferred Stock, respectively, issued during 2018. Describe to us the material positive and negative events occurring during the period which contributed to the variances in the estimated fair value of your common shares underlying these option issuances. Please also provide us with the underlying common stock share price of the equity instruments issued and progressively bridge to the current estimated IPO price the
 Serge Saxonov
10x Genomics, Inc.
June 6, 2019
Page 6
       fair value per share determination used for each option grant since January 1, 2019. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
Recent sales of unregistered securities, page II-2

34. Please reconcile your disclosure regarding common stock sales mentioned here and on page F-5.
Exhibits

35. Please file your material licenses, like those addressed in the risk factor on page
       26. Also, provide us your analysis supporting your conclusion regarding whether you must file the acquisition agreements mentioned on page 73, the collaboration arrangement mentioned in the penultimate paragraph on page 111, the lease mentioned on page 119, and the second at-will agreement mentioned on page 130.
       You may contact Gary Newberry at 202-551-3761 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Branch Chief, at
202-551-3617 with any other questions.



                                                           Sincerely,
FirstName LastNameSerge Saxonov
                                                           Division of
Corporation Finance
Comapany Name10x Genomics, Inc.
                                                           Office of
Electronics and Machinery
June 6, 2019 Page 6
cc:       Kevin P. Kennedy
FirstName LastName